Exhibit 99.1

ADC Therapeutics and Overland Pharmaceuticals Announce Formation of Overland ADCT BioPharma to Develop and Commercialize Lonca and other ADCs for Hematologic and Solid Tumor Indications in Greater China and Singapore

- Hillhouse-backed Overland Pharmaceuticals to initially contribute $50 million to fund operations and development

LAUSANNE, Switzerland, SHANGHAI and BOSTON – (BUSINESS WIRE) December 14, 2020 – ADC Therapeutics SA (NYSE:ADCT) and Overland Pharmaceuticals, a fully integrated biopharmaceutical company backed by Hillhouse Capital, today announced that they have jointly formed a new company, Overland ADCT BioPharma (CY) Limited, to develop and commercialize four of ADC Therapeutics’ antibody drug conjugate (ADC) product candidates for difficult-to-treat hematologic and solid tumors – loncastuximab tesirine (Lonca), ADCT-601, ADCT-602 and ADCT-901 – in greater China and Singapore. Overland Pharmaceuticals has invested $50 million in Overland ADCT BioPharma to fund operations, including development plans for approval of Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) in the licensed territory.

“ADC Therapeutics’ Biologics License Application for Lonca, which was recently granted priority review status, is currently under review with the U.S. Food and Drug Administration,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “As we prepare for the potential U.S. launch of Lonca in 2021, we are delighted that Overland ADCT BioPharma will expand access to the therapy, as well as three of our other pyrrolobenzodiazepine-based ADCs, to address patient needs in greater China.”

Under the terms of the agreement, ADC Therapeutics licensed exclusive development and commercialization rights to Lonca, ADCT-602, ADCT-601 and ADCT-901 for greater China and Singapore to Overland ADCT BioPharma. Overland Pharmaceuticals has invested $50 million in Overland ADCT BioPharma and Overland Pharmaceuticals will have a 51% stake and ADC Therapeutics a 49% stake. As part of the strategic business plan, Overland ADCT BioPharma may consider additional private investors and/or a potential public offering in the future. Both parties will appoint an equal number of nominees to the Board of Directors and a search is underway for a Chief Executive Officer for Overland ADCT BioPharma. ADC Therapeutics can also earn milestone payments and royalties from the regional license agreement with Overland ADCT BioPharma.

“We are pleased to work with ADC Therapeutics, a pioneer in the field of ADCs, on this strategic venture to enable the development and commercialization of multiple targeted therapies for the treatment of patients with difficult-to-treat hematological and solid tumor cancers in greater China and Singapore,” said Hua Mu, MD, PhD, Co-founder of Overland Pharmaceuticals. Ed Zhang, MBA, Co-founder of Overland Pharmaceuticals, added, “Overland is committed to developing breakthrough medicines with a mission to bring innovative medicines to patients in Asia. We are excited to bring these first four candidates into the Overland ADCT BioPharma portfolio and look forward to developing this new company into a leading oncology player in greater China.”

The Overland ADCT BioPharma pipeline is led by Lonca, an ADC composed of a humanized monoclonal antibody directed against human CD19. Lonca has been evaluated by ADC Therapeutics in a pivotal Phase 2 clinical trial in patients with relapsed or refractory DLBCL and is in two ongoing trials – a Phase 1/2 trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma and a Phase 3 confirmatory trial in combination with rituximab in patients with relapsed or refractory DLBCL. The Overland ADCT BioPharma portfolio also includes the clinical-stage candidates ADCT-602 targeting CD22, which is currently in a Phase 1/2 clinical trial in patients with relapsed or refractory acute lymphoblastic leukemia, and ADCT-601 targeting AXL, which is currently in a Phase 1 clinical trial in patients with selected advanced solid tumors. ADCT-901 targeting KAAG1 is in preclinical development for the treatment of advanced solid tumors with high unmet medical needs.

MSQ Ventures served as an advisor to ADC Therapeutics on the China strategy and business development process.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company's lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. On November 20, 2020, the FDA accepted the BLA, granting priority review and setting a Prescription Drug User Fee Act (PDUFA) target action date of May 21, 2021. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company's second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

About Overland Pharmaceuticals

Overland Pharmaceuticals is building a fully integrated biopharma company with a mission to bring innovative medicines to underserved patients in Asia and around the world. By leveraging our resources, global network, and local expertise across the biopharma ecosystem in Asia, Overland is establishing a portfolio of differentiated therapeutic candidates in a few carefully selected therapeutic areas. Through formative partnerships, Overland will move forward the development and commercialization of the most promising advances in medicine. www.overlandpharma.com

ADC Therapeutics Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Contacts

ADC Therapeutics:

Investors
Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
+1 917 288 7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
+41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
+1 973-768-2170

Overland Pharmaceuticals:

Kari Watson or Madeline Davidshofer

MacDougall

kwatson@macbiocom.com or mdavidshofer@macbiocom.com

+1 781-235-3060